

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

December 4, 2017

Tarek Robbiati
Chief Financial Officer
Sprint Corporation
6200 Sprint Parkway
Overland Park, KS 66251

      Re: Sprint Corporation
           Form 10-K for Fiscal Year Ended March 31, 2017
           Filed May 26, 2017
           File No. 001-04721

Dear Mr. Robbiati:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                        Sincerely,

                        /s/ Carlos Pacho

                        Carlos Pacho
                        Senior Assistant Chief Accountant
                        AD Office 11 - Telecommunications